UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1996

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from ____________ to ____________.

Commission file number 2-93265


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Texas-New Mexico Power Company Thrift Plan for Employees
                            4100 International Plaza
                                  P.O. Box 2943
                             Fort Worth, Texas 76113

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                              TNP Enterprises, Inc.
                            4100 International Plaza
                                  P.O. Box 2943
                             Fort Worth, Texas 76113

                              REQUIRED INFORMATION

  The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Texas-New Mexico Power Company Thrift Plan for Employees:

                       Financial Statements and Schedules

         Report of Independent Public Accountants - Arthur Andersen Independent Auditors' Report - KPMG Peat Marwick

         Statements of Net Assets Available for Benefits, December 31, 1996, and 1995

         Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1996, and 1995

         Notes to Financial Statements

         Item 27(a) - Schedule of Assets Held for Investment Purposes, December 31, 1996

         Item 27(d) - Schedule of Reportable Transactions, Year Ended December 31, 1996

         Exhibit

         Consent of Independent Public Accountants - Arthur Andersen Independent Auditors' Consent - KPMG Peat Marwick

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  TEXAS-NEW MEXICO POWER COMPANY THRIFT
                                  PLAN FOR EMPLOYEES

         Date: June 26, 1997

                                  By Dennis R. Cash
                                     ___________________________________________
                                     DENNIS R. CASH, as Vice President of Texas-
                                     New Mexico Power Company as
                                     Administrator of the Thrift Plan and as
                                     member of Thrift Plan Committee

                  TEXAS-NEW MEXICO POWER COMPANY
                  THRIFT PLAN FOR EMPLOYEES

                  Financial Statements
                  As Of December 31, 1996 And 1995,
                  And Supplemental Schedules
                  As of December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Trustee and Thrift Plan Committee
Texas-New  Mexico Power Company Thrift
Plan for Employees:

We have audited the accompanying statements of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    Arthur Andersen LLP

Dallas, Texas,
    June 13, 1997

                          Independent Auditors' Report





The Trustee and Thrift Plan Committee
Texas-New Mexico Power Company
Thrift Plan for Employees:

We have audited the accompanying statement of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the 1995 statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     KPMG Peat Marwick LLP

Fort Worth, Texas
July 8, 1996

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1996 AND 1995


                                                       1996            1995
                                                      --------------------------

INVESTMENTS, at fair value:
    TNP Enterprises, Inc. Common Stock Fund          $38,451,789     $28,005,840
    Vanguard Index Trust Fund                          8,647,430       6,656,237
    Nations Prime Fund                                 7,698,287       8,363,615
    Vanguard Wellesley Income Fund                     4,989,628       4,844,947
    AIM Constellation Fund                             1,929,197         644,069
    Templeton Foreign Fund                               701,737         167,014
    Nations Short - Intermediate Government Fund         309,914         146,547
    Participants' notes receivable                     3,784,281       3,099,180
                                                    ------------   -------------

          Total investments                           66,512,263      51,927,449

EMPLOYER'S CONTRIBUTIONS RECEIVABLE                      975,897         689,983

PARTICIPANTS' CONTRIBUTIONS RECEIVABLE                   108,369         103,383

CASH                                                     112,590          11,921
                                                    ------------   -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS               $67,709,119     $52,732,736
                                                     ===========     ===========





                 See accompanying notes to financial statements.


            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                TNP
                                            Enterprises,   Vanguard     Nations     Vanguard          AIM         Templeton
                                            Inc. Common   Index Trust    Prime      Wellesley     Constellation   Foreign
                                             Stock Fund     Fund         Fund      Income Fund        Fund         Fund
                                           ------------   -----------   --------   ------------   -------------   ----------

Additions to net assets attributed to-
  Investment income-
    Net appreciation (depreciation) in
      fair value of investments            $11,980,962    $1,221,657    $      -   $   40,928     $   77,683      $   42,626
     Interest                                  138,355        59,993     436,333       42,803         54,821          14,079
     Dividends                                       -       157,762           -      197,111              -          16,177
     Gain (loss) on sale                     1,996,292       160,135           -      (47,939)        39,243           7,598
     Other income                                5,020        32,369       1,408       23,293         64,009           9,988
   Contributions-
     Participants'                           1,168,255       536,463     152,525      355,901        404,259         129,793
     Employer's                              1,621,210             -           -            -              -               -
     Rollovers                                  45,442        25,041      12,756        3,271         24,407          16,281
   New loans taken                                   -             -           -            -              -               -
                                           ------------   -----------    -------   ------------   -------------   ----------


              Total Additions               16,955,536     2,193,420     603,022      615,368        664,422         236,542

Deductions from net assets attributed to-
    Benefits paid to participants            3,617,876       586,664   1,569,503      387,957         59,486          12,422
    Administrative expenses                     10,196         1,573       4,319        2,165            531              65
    Other distributions                          7,785             -       1,242            -              -               -
    Loan repayments                                  -             -           -            -              -               -
                                           ------------   -----------   --------   ------------   -------------   ----------
              Total Deductions               3,635,857       588,237   1,575,064      390,122         60,017          12,487

Net increase (decrease) prior to
  interfund transfers                      13,319,679      1,605,183    (972,042)     225,246        604,405         224,055
Interfund transfers                        (2,044,929)       447,824     397,148      (78,255)       602,249         301,064
Loan activity                                (828,801)       (61,814)    (90,434)      (2,310)        78,474           9,604
Increase in receivable                              -              -           -            -              -               -
                                           -----------    -----------   --------   ------------   ------------   -----------


NET INCREASE (DECREASE)                     10,445,949     1,991,193    (665,328)     144,681      1,285,128         534,723

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                       28,005,840     6,656,237   8,363,615    4,844,947        644,069         167,014
                                           -----------    -----------  ---------   -----------    -----------   ------------


    End of year                            $38,451,789    $8,647,430  $7,698,287   $4,989,628     $1,929,197       $ 701,737
                                           ===========    ===========  =========   ==========     ==========    ============



                                             Nations
                                              Short-
                                           Intermediate    Participants'
                                            Government        Notes                   Contributions
                                               Fund         Receivable       Cash        Receivable        Total
                                           ------------   -------------    ---------   --------------   -------------

Additions to net assets attributed to-
  Investment income-
    Net appreciation (depreciation) in
      fair value of investments            $    (491)      $       -        $      -    $         -      $13,363,365
     Interest                                 23,046               -               -              -          769,430
     Dividends                                     -               -               -              -          371,050
     Gain (loss) on sale                      (8,212)              -               -              -        2,147,117
     Other income                                 28               -              11              -          136,126
   Contributions-
     Participants'                            81,398               -               -              -        2,828,594
     Employer's                                    -               -               -              -        1,621,210
     Rollovers                                 1,359               -               -              -          128,557
   New loans taken                                 -         885,723               -              -          885,723
                                           ------------   -------------    ----------  --------------   -------------


              Total Additions                 97,128         885,723              11              -       22,251,172

Deductions from net assets attributed to-
    Benefits paid to participants            216,159               -               -              -        6,450,067
    Administrative expenses                    1,401               -               -              -           20,250
    Other distributions                            -               -               -              -            9,027
    Loan repayments                                -         200,622               -              -          200,622
                                           ------------   -------------    ----------  --------------   -------------
              Total Deductions               217,560         200,622               -              -        6,679,966

Net increase (decrease) prior to
  interfund transfers                       (120,432)        685,101              11              -       15,571,206
Interfund transfers                          274,241               -         100,658              -                -
Loan activity                                  9,558               -               -              -         (885,723)
Increase in receivable                             -               -               -        290,900          290,900
                                           ------------   -------------   -----------  --------------   -------------


NET INCREASE (DECREASE)                      163,367         685,101         100,669        290,900       14,976,383

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                        146,547       3,099,180          11,921        793,366       52,732,736
                                           -----------    -------------   -----------  --------------   -------------


    End of year                             $309,914      $3,784,281        $112,590     $1,084,266      $67,709,119
                                           ===========    =============   ===========   =============   =============

                                                          See accompanying notes to financial statements.


            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES


 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                  Common           TNP
                                   Stock       Enterprises,   Vanguard                   Vanguard
                                  of TNP           Inc.         Index     Nations       Wellesley       AIM          Templeton
                               Enterprises,       Common        Trust      Prime         Income     Constellation     Foreign
                                   Inc         Stock Fund        Fund       Fund          Fund          Fund           Fund
                             ---------------  -------------  ----------  -----------  ------------  -------------  ------------


Additions to net assets
 attributed to-
  Net investment income        $  3,711,887   $  3,425,948   $1,891,441  $   325,656   $1,247,793    $  15,337          2,393
   Contributions                    940,883      1,345,461      486,243       92,617      360,221      293,990        114,229
                             ---------------  -------------  ----------  -----------  ------------  -------------  ------------

          Total Additions         4,652,770      4,771,409    2,377,684      418,273    1,608,014      309,327        116,622

Deductions from net assets
 attributed to-
 Benefits paid to participants    3,599,610      1,657,228    1,419,342    1,057,411    2,142,940        5,130              -
                             ---------------  -------------  ----------  -----------  ------------  -------------  ------------

          Total Deductions        3,599,610      1,657,228    1,419,342    1,057,411    2,142,940        5,130              -

Net increase (decrease)
 prior to interfund transfers     1,053,160      3,114,181      958,342     (639,138)    (534,926)     304,197         116,622
Transfers                       (26,668,181)    24,891,659     (101,068)   9,002,753     (676,796)     339,872          50,392
                             ---------------  -------------  ----------  -----------  ------------  -------------  ------------

NET INCREASE (DECREASE)         (25,615,021)    28,005,840      857,274    8,363,615   (1,211,722)     644,069         167,014
   Beginning of year             25,615,021              -    5,798,963            -    6,056,669            -               -
                             ---------------  -------------  ----------  -----------  ------------  -------------  ------------
   End of year                $           -    $28,005,840   $6,656,237   $8,363,615   $4,844,947     $644,069       $ 167,014
                             ===============  =============  ==========  ===========  ============  =============  ============




                                 Nations
                                  Short-                          United         United
                                 Intermediate     Participants     States        States
                                 Government          Notes       Treasury        Savings                Contributions
                                   Fund          Receivable       Bills          Bonds         Cash      Receivable        Total
                                 -------------  ---------------  -------------  ----------  -----------  -------------   -----------


Additions to net assets
 attributed to-
  Net investment income          $   6,963        $  66,319       $  194,921     $   4,945    $  11,761    $       -     $10,905,364
   Contributions                    54,372                -          131,377             -            -      664,824       4,484,217
                                 -------------  ---------------  -------------  -----------  -----------  ------------  ------------

          Total Additions           61,335           66,319          326,298         4,945       11,761      664,824      15,389,581

Deductions from net assets
 attributed to-
 Benefits paid to participants     157,130           38,224        4,550,871        50,833            -            -      14,678,719
                                 -------------  ---------------  -------------  -----------  -----------  -----------  -------------

          Total Deductions         157,130           38,224        4,550,871        50,833            -            -      14,678,719

Net increase (decrease)
 prior to interfund transfers      (95,795)          28,095       (4,224,573)      (45,888)      11,761      664,824         710,862
Transfers                          242,342        3,071,085      (10,081,574)      (70,484)    (128,542)     128,542               -
                                 -------------  ---------------  -------------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE)            146,547        3,099,180       (14,306,147)    (116,372)    (116,781)     793,366         710,862
   Beginning of year                     -                -        14,306,147      116,372      128,702            -      52,021,874
                                 -------------  ---------------  -------------  -----------  -----------  ------------  ------------
   End of year                   $ 146,547       $3,099,180        $        -     $      -    $  11,921     $793,366     $52,732,736
                                 =============  ===============  =============  ===========  ===========  ============  ============


                                                              See accompanying notes to financial statements.


            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF PLAN:

The following  description of the Texas-New Mexico Power Company Thrift Plan for
Employees (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution retirement plan covering employees of Texas-New Mexico Power Company (the "Company" or "Employer"), a wholly owned subsidiary of TNP Enterprises, Inc. (TNPE), who are scheduled to work at least
1,000 hours year. The Plan is administered by NationsBank of Georgia, N. A., as trustee and is subject to the provisions of the Employee Retirement Income
Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute between two percent and 12 percent of their annual pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company, at the discretion of the Company's Board of Directors, matches 50 percent of the first six percent of eligible employee contributions. Additional amounts may be contributed at the option of the Company's Board of Directors.
All employer contributions are invested in the TNPE Common Stock Fund. All employer and employee contributions are subject to certain tax limitations.

Effective May 1, 1995, the Company's board of directors voted to contribute an additional incentive amount up to four percent of eligible employee compensation based on specific Company performance goals. The Plan accrued $933,739 for 1996 and paid $653,148 in 1996 as a result of meeting these goals. These amounts are included in Employer's Contributions Receivable on the Statement of Net Assets
Available for Benefits and in Employer's Contributions on the Statement of Changes in Net Assets Available for Benefits, respectively.

Participant Accounts

Each participant's account is credited with that participant's contributions, allocations of the Company's matching contributions and the pro rata share of plan earnings. All costs and expenses incurred in administering the Plan, except for costs borne by respective participants to originate participant notes receivable, have been paid by the Company.

Vesting

Participants are immediately fully vested in all contributions, Employer and Participant, and actual earnings upon enrollment in the Plan.



Investment Options

Currently, participants may direct contributions in one percent increments in any of seven investment options:

         TNP Enterprises, Inc. Common Stock Fund - Funds are invested in a unitized fund that invests primarily in the common stock of TNPE with a portion in a money market fund for liquidity purposes.

         AIM Constellation Fund - Funds are invested in common stocks with an emphasis on medium-sized and smaller emerging growth companies.

         Templeton  Foreign  Fund - Funds are  invested in units of a registered
         investment   company  that  seeks  long-term   capital  growth  through
         investments in equity  securities and debt obligations of companies and governments outside the United States.

         Vanguard Index Trust Fund - Funds are invested in units of a registered investment company that invests primarily in U.S. Government and corporate debt obligations and dividend-paying equity securities. This fund was referred to as the Vanguard Index 500 Fund in fiscal 1995.

         Vanguard Wellesley Income Fund - Funds are invested in units of a registered investment company that invests primarily in various equity security portfolios that seek to match the performance of distinct market indices.

         Nations Short - Intermediate Government Fund - Funds are invested in units of a registered investment company that invests primarily in U.S.
         Treasury bonds and notes, U.S. Government Agency bonds and Government mortgage-backed securities, all structured to have an average weighted maturity of less than five years.

         Nations  Prime  Fund - Funds  are  invested  in units  or a  registered
         investment   company  that  invests   primarily  in  commercial  paper,
         certificates of deposit and other money market instruments,  all with a maturity of less than thirteen months.

Prior to May 1, 1995, participants had the following investment options which are no longer available:

         TNPE Common Stock - Funds were invested in the common stock of TNPE.

         Certain U.S.  Government  securities - Funds were  invested in certain
         U.S. Treasury Bills and Savings Bonds.

Effective May 1, 1995,  participants may change their  investment  options daily
(previously quarterly).

Participants' Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.
Loan  transactions  are treated as a transfer to (from) an investment  fund from
(to) the participants'  notes receivable.  Loan terms range from 6 to 60 months.
The loans are secured by the balance in the participants' account and bear interest at a rate equal to the NationsBank prime rate on the first business day of the month in which the loan originated plus 1 percent. Interest rates range from 9.3 percent to 10 percent. Principal and interest is paid ratably through biweekly payroll deductions. Participants notes receivable were $3,784,281 and $3,099,180 as of December 31, 1996 and 1995, respectively.





Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account or annual installments over a five-year period.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.
Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The TNPE Common Stock Fund is valued at its quoted market price along with the quoted market price of shares held by money market funds included in the fund. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends on common stock of TNPE are recorded on the ex-dividend date. Dividends on mutual funds are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

3.   RELATED-PARTY TRANSACTIONS:

Certain  Plan  investments  are shares of mutual  funds  managed by  NationsBank
Corporation affiliates. NationsBank of Georgia, N.A., a wholly owned subsidiary of NationsBank Corporation, is the trustee as defined by the Plan and, therefore, qualifies these funds as party-in-interest.

4.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will be 100 percent vested in their accounts.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                              Year Ended
                                                             December 31,

                                                        1996             1995
                                                     ---------------------------

   Net assets available for benefits
     per the financial statements                   $67,709,119    $52,732,736
   Amounts allocated to withdrawing
     participants                                        46,906              -
                                                    ----------------------------

     Net assets available for benefits
       per the Form 5500                            $67,662,213    $52,732,736
                                                    ===========    ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.


                                                             Year Ended
                                                         December 31, 1996

   Benefits paid to participants
     per the financial statements                           $6,450,067
   Add- Amounts allocated to withdrawing
     participants at December 31, 1996                          46,906
   Less- Amounts allocated to withdrawing
     participants at December 31, 1995                               -
                                                           ------------

     Benefits paid to participants per the Form 5500        $6,496,973
                                                            ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 but not yet paid as of that date.

6.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 12, 1991, that the original Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Contributions to a participant's account and the related investment earnings are
not  included  in  a  participant's   taxable  income  until  such  amounts  are
distributed to that participant.

7.   INVESTMENT BALANCES:

The following investments represent investment balances that account for five percent or more of the total net assets available for benefits:

                                                        1996             1995
                                                     ---------------------------
  TNP Enterprises, Inc. Common Stock Fund             $38,451,789    $28,005,840
  Vanguard Index Trust Fund                             8,647,430      6,656,237
  Vanguard Wellesley Income Fund                        4,989,628      4,844,947
  Nations Prime Fund                                    7,698,287      8,363,615

8.   SUBSEQUENT EVENTS:

On April 7, 1997, the Company was notified that NationsBank will terminate its trustee arrangement with the Plan effective December 31, 1997 as it intends to no longer pursue that line of business. The Company has not made a decision regarding its future trustee.

Effective  January 1, 1997,  Facility Works,  Inc. (a wholly-owned subsidiary of
TNPE) employees began contributing to the Plan. In March 1997, all Facility Works employee accounts were transferred out of the Plan and into its own 401(k) plan.


            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AT DECEMBER 31, 1996

                                PLAN NUMBER: 002
                                 EIN: 750204070

     (a)                     (b)                               (c)                       (d)              (e)
                                                    Description of Investment
                     Identity of Issue,             Including Maturity Date,
                      Borrower, Lessor            Rate of Interest, Collateral,                         Current
                      or Similar Party                Par or Maturity Value              Cost            Value
   ________      _________________________        _____________________________     ____________     ___________

                                                     MUTUAL FUNDS:

      *          TNP Enterprises, Inc.               Common Stock Fund
                                                         2,134,515 units
                                                         (no par value)              $23,649,406     $38,451,789

                 AIM Management Group, Inc.          AIM Constellation Fund
                                                         76,374 units
                                                         (common stock)                1,831,199       1,929,197

                 Franklin Templeton                  Templeton Foreign Fund
                     Distributors, Inc.                  67,735 units
                                                         (foreign stock and debt
                                                         obligations)                    660,392         701,737

                 The Vanguard Group                  Vanguard Index Trust Fund
                                                         125,035 units
                                                         (debt obligations and
                                                         common stock)                 6,181,421       8,647,430

                 The Vanguard Group                  Vanguard Wellesley Income Fund
                                                         243,278 units
                                                         (common stock and bonds)      4,611,362       4,989,628

      *          NationsBank                         Nations Short - Intermediate
                                                         Government Fund
                                                         76,333 units
                                                         (government bonds, mortgage-
                                                         backed securities, and U.S.
                                                         Treasury obligations)           312,057         309,914

      *          NationsBank                         Nations Prime Fund
                                                         7,698,288 units
                                                         (money market)                7,698,287       7,698,287

                 Participants' notes receivable      9.3% to 10% notes                         -       3,784,281
                                                         receivable due various
                                                         dates within 60 months

*    Column (a) indicates each person/entity known to be a party-in-interest.

                                  This supplemental schedule lists assets held for investment purposes at December 31, 1996, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                PLAN NUMBER: 002
                                 EIN: 750204070


       (a)        (b)                   (c)      (d)      (e)       (f)        (g)        (h)           (i)

     Identity                                                      Expense              Value Of
       of                                                         Incurred              Asset On
     Party                           Purchase  Selling   Lease      with      Cost of  Transaction   Net Gain
    Involved  Description of Asset    Price     Price    Rental  Transaction   Asset      Date       or (Loss)
    --------  --------------------   --------  -------  -------  -----------  -------  -----------   ---------

There were no reportable transactions during 1996.



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



The Board of Directors
TNP Enterprises, Inc.
and
The Trustee and Thrift Plan Committee
Texas-New Mexico Power Company
Thrift Plan for Employees:

We consent to incorporation by reference in the Registration Statement (No. 2-93265) on Form S-8 of TNP Enterprises, Inc. of our report dated June 13, 1997, relating to the statement of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended and related supplemental schedules, which report appears in the December 31, 1996, annual report on Form 11-K of TNP Enterprises, Inc.



                                   Arthur Andersen LLP






Dallas, Texas,
    June 27, 1997

                          Independent Auditors' Consent



The Board of Directors
TNP Enterprises, Inc.

The Trustee and Thrift Plan Committee
Texas-New Mexico Power Company
Thrift Plan for Employees:

We consent to incorporation by reference in the Registration Statement (No. 2-93265) on Form S-8 of TNP Enterprises, Inc. of our report dated July 8, 1996, relating to the statement of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 1996, annual report on Form 11-K of TNP Enterprises, Inc.



                                    KPMG Peat Marwick LLP




Fort Worth, Texas
June 27, 1997